FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CANYON COPPER CORP.
Suite 408 - 1199 West Pender Street
Vancouver, British Columbia
Canada, V6E 2R1

Item 2.	Date of Material Change

May 31, 2013

Item 3.	News Release

The news release was issued on May 31, 2013 and was disseminated by CNW Group.

Item 4.	Summary of Material Change

On May 31, 2013, Canyon Copper Corp. (the “Company”) continued from the State of Nevada to the Province of British Columbia (the “Continuation”).

The Continuation was approved by shareholders holding a majority of the outstanding common shares of the Company at the special meeting of the shareholders held on May 21, 2013. The principal effects of the Continuation are set out in detail in the Company’s Proxy Statement/Prospectus dated April 22, 2013.

The Company will issue new share certificates under the new CUSIP number, which is 138763404. Registered shareholders will receive a letter of transmittal from the Company with information on how to replace their old share certificates with the new share certificates. Brokerage firms will handle the replacement of share certificates on behalf of their shareholders' accounts. The Company’s common shares will continue to trade on the TSX Venture Exchange under the symbol “CNC” and on the OTCBB and OTCQB under the symbol (“CNYCF”).

Item 5.	Full Description of Material Change

See “Summary of Material Change”.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Kurt Bordian
Chief Financial Officer
(604) 331-9326

Item 9.	Date of Report

May 31, 2013